350, 850 Dunsmuir Street
Vancouver, BC V6C 1N5
Telephone: 604 688 7377
www.lincolngold.com

June 23, 2008	OTCBB: LGCPF

LINCOLN GOLD ZEROS IN ON SANTO NIÑO ZONE
LA BUFA PROPERTY, CHIHUAHUA, MEXICO

LINCOLN GOLD CORPORATION (OTCBB:LGCP) is pleased to announce progress on the phase 1 drilling which is nearly completed on the La Bufa gold-silver property (2,291 hectares) in the Guadalupe y Calvo mining district in southwestern Chihuahua State. Twelve widely spaced angle core holes have focused on the El Rosario gold-silver vein system which extends southward onto the La Bufa property from the historic Rosario mine. The exploration holes are generally 100 to 150+ meters apart and most are drilled in two-hole “fences” at 45°and 60°. Drilling is designed to determine the most favorable portions of the vein system in the southern part of the La Bufa property. Total drilling to date is approximately 4,466 meters with hole LB-DDH-012 still in progress.

Encouraging results have been received from over 300 meters of vein system strike length which remains open to the northwest towards the adjacent Rosario mine (Gammon Gold) over 400 meters away. Twelve drill holes are now present in the Santo Niño zone. Seven holes are from Lincoln Gold’s drilling program (2008) and five holes are from a previous operator, Grid Capital Corporation (2004). Assays are pending from holes 11 and 12. Gold-silver mineralization occurs in steeply dipping quartz-breccia veins and stockworks hosted in “Lower Volcanics” (tuffs) which overlie various coarse-grained granitic basement rocks. Results to date suggest that gold-silver mineralization occurs in the upper portion of the vein system.

Results from Holes in Santo Niño Zone – South to North

Company	Hole No.	Angle	From (m)	To (m)	Intercept (m)	Gold gpt	Silver gpt

Grid	GUAD04-01	-60°	58.35	58.75	0.40	1.55	91.1
Capital

Grid	GUAD04-01A	-75°	63.00	63.46	0.46	3.23	195
Capital			76.49	78.15	1.66	1.56	69.8

Grid	GUAD04-02	-70°	70.96	73.20	2.24	0.410	21.0
Capital			84.80	86.70	1.90	0.250	20.7

Lincoln	LBDDH-008	-45°	147.80	149.34	1.55	0.402	6.60

Lincoln	LBDDH-010	-60°	19.79	21.34	1.55	0.985	25.8
			288.51	290.06	1.55	0.064	23.6
Grid	GUAD04-03	-70°	64.38	66.00	1.62	9.00	447
Capital			68.91	70.52	1.61	8.70	503
			84.00	86.20	2.20	1.35	55.6
			95.40	96.90	1.50	5.96	52.4

Grid	GUAD04-04	-60°	73.80	73.70	0.52	2.87	363
Capital			107.71	108.57	0.86	2.50	109
			121.63	122.45	0.82	1.77	80.8

Lincoln	LBDDH-003	-45°	172.22	173.72	1.50	10.70	516

Lincoln	LBDDH-007	-60°	Five	Zones	1.20 to 1.71	0.007 to 0.020	4.0 to 6.8

Lincoln	LBDDH-001	-45°	94.50	97.00	2.50	4.12	281

Lincoln	LBDDH-011	-60°	Assays	Pending	Drill Log	Pending

Lincoln	LBDDH-012	-45°	Assays	Pending	Drill Log	Pending

Once all assays and drill logs are completed, Lincoln Gold will interpret the data and plan a phase 2 exploration program. Phase 2 will include off-set drilling of high-grade intercepts as well as step-out drilling towards the El Rosario mine. The company eagerly waits to initiate drilling in the northwestern portion of the La Bufa property where past surface samples returned assays ranging from1.07 to 4.28 gpt gold and 186 to 838 gpt silver. At least 4 km of potential vein system strike length are present northwest of the Rosario mine.

Mr. Jeffrey Wilson, the Company’s Vice-President and Chief Operating Officer and a Qualified Person under National Instrument 43-101, supervised the preparation of this news release.

Lincoln Gold may earn up to a 60% interest in the La Bufa property from Almaden Minerals Ltd. by spending US$3.5 million over a 4 year period and issuing 1,550,000 shares.

Lincoln Gold Corp. is a Canadian gold exploration company with several projects in various stages of exploration which includes three properties in Nevada and the La Bufa property in Mexico.

LINCOLN GOLD CORP.

“Jeffrey L. Wilson”

Vice President and COO

For more information contact:
Investor Relations: 604-688-7377
www.lincolngold.com

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Key factors that could cause actual results to differ materially from those described in forward-looking statements are:

-the lack of commercial mineralization on the Lincoln Gold properties.

Readers are cautioned not to place undue reliance on the forward-looking statements made in this Press Release.